

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Donghao Yang
Chief Financial Officer
Yatsen Holding Ltd
Building No. 35, Art Port International Creation Center
No. 2519 Xingang East Road, Haizhu District
Guangzhou 510330
People's Republic of China

> **Re: Yatsen Holding Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39703**

Dear Donghao Yang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Disclosure Review Program


cc: Yuting Wu